David E. Coffey C.P.A.

6767 West Tropicana

Suite 216

Las Vegas, NV 89103

Coffee Pacifica, Inc.

Las Vegas, Nevada

   This letter will acknowledge my agreement to include or refer to the financial statements which I reviewed for period ended June 30, 2003 and the cumulative period ended June 30, 2003 in the filing of the 10-QSBwith the Securities and Exchange Commission.

Sincerely,

/s/ David Coffey

David Coffey C.P.A.

August 14, 2003